UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

____________________

ENDEAVOR IP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

29260D105
(CUSIP Number)

Franciscus Diaba
140 Broadway, 46th Floor
New York, New York 10005

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams PLLC
410 South Rampart Boulevard, Suite 350
Las Vegas, Nevada 89145
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2014
 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29260D105		13D	Page 2 of 4
1.	NAMES OF REPORTING PERSON Franciscus Diaba
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	5,452,252 shares(1)
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	5,452,252 shares(1)
		SHARED DISPOSITIVE POWER	0 shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,452,252 shares(1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.		11.02%(2)
14.		IN

(1)
Amount represents 5,452,252 shares of Common Stock of the Issuer owned by the Reporting Person, which includes 3,750,000 shares of Common Stock issued to the Reporting Person pursuant to the terms of the Reporting Person’s Employment Agreement (the “Employment Agreement”) filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on November 10, 2014 and 1,652,252 shares of Common Stock issued to the Reporting Person for Performance Shares under the Employment Agreement.

(2)
Assumes 44,086,726 shares of the Issuer’s Common Stock issued and outstanding as of September 15, 2014, as reported in the Issuer’s Form 10-Q filed with the SEC on September 15, 2014 plus 3,750,000 shares of Common Stock issued to the Reporting Person under the Employment Agreement and 1,652,252 shares of Common Stock issued to the Reporting Person for Performance Shares.

CUSIP No. 29260D105	13D	Page 3 of 4

Item 1.                    Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

Issuer:                    Endeavor IP, Inc.
140 Broadway, 46th Floor
New York, New York 10005

Item 2.                   Identity and Background

(a)	Franciscus Diaba
(b)	140 Broadway, 46th Floor, New York, New York 10005
(c)	President of the Issuer
(d)	Not applicable
(e)	Not applicable
(f)	United States

Item 3                     Source and Amount of Funds or Other Consideration

The Reporting Person received these shares pursuant to the terms and conditions of the Employment Agreement between the Issuer and the Reporting Person filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on November 10, 2014.

Item 4                     Purpose of Transaction

The shares of Issuer’s Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes.  The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company.  Although the Reporting Person has not formulated any other definitive plans, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate.  The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.

The Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 29260D105	13D	Page 4 of 4

(f)
Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.                     Interest in Securities of the Issuer

(a)	5,452,252; 11.02%
(b)	5,452,252; 11.02%
(c)	None
(d)	None
(e)	Not applicable

Item 6                     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Employment Agreement between the Issuer and Reporting Person filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on November 10, 2014.

Item 7                     Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           November 17, 2014                                          /s/  Franciscus Diaba
Franciscus Diaba